[On letterhead of Skadden, Arps, Slate, Meagher & Flom LLP]

March 15, 2021

VIA EDGAR Lisa N. Larkin Division of Investment Management Securities and Exchange Commission 100 F Street N.E. Washington, DC 20549
RE:    Prospect Capital Corporation – Preliminary Proxy Statement on Schedule 14A
Dear Ms. Larkin:
Thank you for your oral comments on March 12, 2021 regarding your review of the preliminary proxy statement on Schedule 14A filed by Prospect Capital Corporation (the “Company”) with the U.S. Securities and Exchange Commission (“SEC”) on March 5, 2021 (the “Preliminary Proxy Statement”). The Company has considered your comments and authorized us to respond on its behalf as set forth below. Your oral comments are summarized in bold, followed by the Company’s responses. Capitalized terms not otherwise defined herein have the meanings ascribed to them in the Preliminary Proxy Statement.
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Lisa Larkin
March 15, 2021

Comments and Responses
1.We note that the Company intends to conduct the Special Meeting virtually. Please note the SEC staff’s guidance on virtual meetings published on March 13, 2020, April 7, 2020 and January 5, 2021.
The Company notes the referenced guidance.
2.The Preliminary Proxy Statement indicates that broker non-votes will count toward a quorum. Please explain to us why the Company believes the Proposal is a routine matter on which brokers have discretion to vote under NYSE Rule 452 or, alternatively, revise the disclosure in the Preliminary Proxy Statement to indicate that the Company does not expect any broker non-votes.
The Company does not expect any broker non-votes and has revised the referenced disclosure accordingly.
3.In the first paragraph under “Reasons to Offer Common Stock Below NAV Per Share”, there is a reference to “write-offs” in the financial services sector. Please include a plain English parenthetical explaining what a “write-off” is.
The Company added the following parenthetical: “(i.e., reducing the value of an owned asset to zero)”.
4.Please confirm that the Company’s proxy card will contain discretionary voting authority with respect to adjournments in accordance with Exchange Act Rule 14a-4.
The Company has informed us that the Company’s proxy card, which will be included with its definitive proxy statement filing, will contain the following language: “Additionally, the votes entitled to be cast by the undersigned will be cast in the discretion of the proxies named above on any other matter that may properly come before the Special Meeting, including a motion to adjourn the Special Meeting or postpone the Special Meeting to another time and/or place for the purpose of soliciting additional proxies, or any adjournment or postponement thereof.”
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Lisa Larkin
March 15, 2021

Should you have any additional comments or concerns, please do not hesitate to contact me at (617) 573-4836.

Best regards,
/s/ Kenneth E. Burdon
Kenneth E. Burdon